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Exhibit 99.1

        Oxfordshire, UK—23rd January, 2003: Bookham Technology plc announces that on 22nd January 2003 it received notification from AMVESCAP PLC (and subsidiary companies on behalf of discretionary clients) that the following share movement had taken place relating to one of the notifiable holdings within its present non-beneficial holding of 22,032,596 ordinary shares in the Company:

        Following the purchase of 385,003 shares on 21st January 2003, INVESCO Perpetual UK Growth Fund now has an interest in 8,543,750 Ordinary shares or 4.16% of the issued share capital. This holding is registered in the name of Vidacos Nominees Limited.

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  Exhibit 99.1